Mail Stop 4561
Via Fax (949) 672-7589

October 2, 2009

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

> **Re:** **Western Digital Corporation**
> **Form 10-K for the Fiscal Year Ended July 3, 2009**
> **Filed on August 14, 2009**
> **Form 8-K filed on July 28, 2009**
> **File No. 001-08703**

Dear Mr. Leyden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief